UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 1-13219

CUSIP NUMBER: 675746309

NOTIFICATION OF LATE FILING

(Check One):   ☐Form 10-K  ☐Form 20-F  ☐Form 11-K   ☒ Form 10-Q  ☐Form 10-D  ☐Form N-SAR  ☐Form N-CSR

For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

PART I -- REGISTRANT INFORMATION

OCWEN FINANCIAL CORPORATION

Full Name of Registrant

Former Name if Applicable

2002 Summit Boulevard, 6th Floor

Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30319

City, State and Zip Code

 PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management has been working diligently to complete all the required information for its quarterly report on Form 10−Q as of and for the six months ended June 30, 2014, the Registrant requires additional time to finalize its procedures. The information principally relates to the valuation methodology of our Financing Liability - MSRs Pledged in connection with certain rights to receive servicing fees, excluding ancillary income, with respect to certain mortgage servicing rights (“Rights to MSRs”), a Level 3 asset, sold to a third-party, Home Loan Servicing Solutions, Ltd. (“HLSS”). Such delay could not be eliminated by the Registrant without unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael R. Bourque, Jr.	(561)	682-8000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

At the current time, based on preliminary evaluations, the anticipated impact of the adjustments are expected to result in an increase in pre-tax income for the year ended December 31, 2013 of approximately $17 million and a reduction in pre-tax income in the first quarter of 2014 by a corresponding amount.  There are no changes to the net cash payments made or to be made in connection with the Financing Liability – MSRs Pledged as a result of these adjustments.    At the current time, based on preliminary evaluations, we do not anticipate any impact on our results of operations, financial condition or stockholder’s equity as of or for the three months ended June 30, 2014, as reported in our Second Quarter Earnings Release on July 31, 2014.

The changes we are contemplating principally relate to the valuation methodology of our Financing Liability – MSRs Pledged in connection with certain rights to receive servicing fees, excluding ancillary income, with respect to certain mortgage servicing rights (“Rights to MSRs”), a Level 3 asset, sold to a third party, Home Loan Servicing Solutions, Ltd. (“HLSS”).    At March 31, 2014, the Financing Liability – MSRs Pledged, the valuation of which is the cause of the restatement, had a reported carrying value of $634.4 million, or approximately 10% of total liabilities.  We have not had any additional sales of Rights to MSRs in 2014.  See Note 5 – Fair Value to the Consolidated Financial Statements on the Company’s Form 10-K for the fiscal year ended December 31, 2013.

While it is possible that the Company may determine in the course of its review that other adjustments are necessary to our financial statements, the Company is not currently aware of any such other possible material adjustments.

Following the release of our earnings for the Second Quarter of 2014, and in consultation with Deloitte & Touche LLC, we determined to adopt the changes which are driven by a re-examination of an accounting convention first adopted in 2012 with the completion of the first Rights to MSRs sale transaction to HLSS. The accounting convention applied a narrow (5%) range to valuations obtained from a third-party valuation expert in determining the carrying value of our Financing Liability - MSRs Pledged related to our sales of Rights to MSRs. Effective as of June 30, 2014, the Company has stopped using a range.

The Company anticipates it will determine that a material weakness existed in the relevant time periods in the adequacy of our controls relating to how we monitor and implement the impact of applicable accounting conventions.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially.

Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the following: the timing and nature of the final resolution of the accounting issues discussed in this Form 12b-25; any delay in the filing of required periodic reports with the Securities and Exchange Commission, or SEC; the timing and results of the review of the effectiveness of internal control over financial reporting (and related internal controls) and disclosure controls and procedures; whether the review is expanded to additional matters beyond internal controls and disclosure controls and procedures of the matters currently under consideration; changes in the estimates and adjustments in this Form 12b-25 due to ongoing review of the Company’s annual and quarterly financial statements; whether a restatement of financial results will be required for other accounting issues for the same or other periods in addition to the restatement currently expected by management; additional uncertainties related to accounting issues generally; adverse effects on the Company’s business as a result of the restatement process or the review of the effectiveness of internal control over financial reporting and disclosure controls and procedures or the reactions to such event by customers or suppliers, or increased regulatory, media or financial reporting issues and practices, rumors or otherwise; any adverse developments in existing legal proceedings or the initiation of new legal proceedings; and volatility of the Company’s stock price. In addition, please refer to the risk factors contained in Ocwen’s reports and filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2013 and its quarterly report on Form 10-Q for the quarter ended March 31, 2014. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Ocwen’s forward-looking statements speak only as of the date they are made and, except for our ongoing obligations under the U.S. federal securities laws, we undertake no obligation to update or revise forward-looking statements whether as a result of new information, future events or otherwise. Ocwen may post information that is important to investors on its website.

 OCWEN FINANCIAL CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 2014	By:	/s/ Michael R. Bourque, Jr.
Michael R. Bourque, Jr.
Chief Financial Officer